                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                           --------------------------

                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                GB Holdings, Inc.
                          ----------------------------
                              (Name of the Issuer)

                                GB Holdings, Inc.
                   Atlantic Coast Entertainment Holdings, Inc.
               ---------------------------------------------------
                      (Name of Person (s) Filing Statement)

            GB Holdings, Inc. common stock, par value $0.01 per share
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                    -----------------------------------------
                      (CUSIP Number of Class of Securities)

                                GB HOLDINGS, INC.
                            C/O SANDS HOTEL & CASINO
                         INDIANA AVENUE & BRIGHTON PARK
                         ATLANTIC CITY, NEW JERSEY 08401
                            TELEPHONE: (609) 441-4000
                                       and
                   ATLANTIC COAST ENTERTAINMENT HOLDINGS, INC.
                            C/O SANDS HOTEL & CASINO
                         INDIANA AVENUE & BRIGHTON PARK
                         ATLANTIC CITY, NEW JERSEY 08401
                            TELEPHONE: (609) 441-4000

  (Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Person (s) Filing Statement)

                              PHYLLIS LETART, ESQ.
                            C/O SANDS HOTEL & CASINO
                         INDIANA AVENUE & BRIGHTON PARK
                         ATLANTIC CITY, NEW JERSEY 08401
                            TELEPHONE: (609) 441-4633

                                 with copies to:

                               JOEL A. YUNIS, ESQ.
                               WAYNE A. WALD, ESQ.
                          KATTEN MUCHIN ZAVIS ROSENMAN
                               575 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 940-8800

This statement is filed in connection with (check the appropriate box):

     a.  |X|    The filing of solicitation materials or an information
                statement subject to Regulation 14A, Regulation 14C or Rule
                13e-3(c) under the Securities Exchange Act of 1934.

     b.  |X|    The filing of a registration statement under the Securities Act of 1933.

     c.  |_|    A tender offer.

     d.  |_|    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|

Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                            CALCULATION OF FILING FEE

------------------------------------------------  ------------------------------------------

         Transaction Valuation*                             Amount of Filing Fee**

------------------------------------------------  ------------------------------------------

             $28,500,000.00                                        $2305.65
------------------------------------------------  ------------------------------------------

* The transaction valuation was based upon the aggregate shares outstanding of GB Holding, Inc. multiplied by the average of the high and low share price as quoted on the American Stock Exchange on November 12, 2003.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50 of 1% of the transaction valuation.

|X| Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:     [           ]      Filing Party: Atlantic Coast Entertainment Holdings, Inc.
                             ------------                    -------------------------------------------
Form or Registration No.:  [333-        ]      Date Filed:   November 14, 2003
                                ---------

                       SECTION 13E-3 TRANSACTION STATEMENT

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed with the Securities and Exchange Commission by GB Holdings, Inc., a Delaware corporation ("Parent"), and Atlantic Coast Entertainment Holdings, Inc., a Delaware corporation ("Atlantic"), in connection with a series of transactions (collectively referred to as the "Transaction").

         Parent, Funding, Operating, and affiliates of Carl C. Icahn are referred to individually, as a "Filing Person" and collectively, as the "Filing Persons."

         The terms and conditions of the Transaction are described in the Proxy Statement and Prospectus contained in Atlantic's Registration Statement on Form S-4 (the "Proxy Statement"), which was filed with the Securities and Exchange Commission (the "SEC") on November 13, 2003.

ITEM 1.  SUMMARY TERM SHEET

         The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE TRANSACTION" and "SUMMARY" is incorporated herein by reference. The Transaction is comprised of the following events, whereby:

          (a) Parent and Operating will transfer substantially all of their cash and assets to Atlantic (the "Asset Transfer") and Atlantic will subsequently transfer to ACE Gaming, LLC, a New Jersey limited liability company and a wholly-owned subsidiary of Atlantic ("Licensee") such assets, less the cash that Atlantic pays to the holders of 11% Notes due 2005 ("Existing Notes") of GB Property Funding Corp., a Delaware corporation ("Funding") that elect to exchange for 3% Notes due 2008 (the "New Notes"). The Transaction will result in Parent transferring substantially all of its assets to Atlantic, subject to the right of the holders of the New Notes to acquire 72.5% of the outstanding common stock, par value $ 0.01 per share, of Atlantic (the "Atlantic Common Stock"), on a fully diluted basis immediately following consummation of the Transaction, in exchange for all of the New Notes (or a pro rata amount of Atlantic Common Stock if less than all of the Existing Notes are exchanged).

          (b) Atlantic, a wholly-owned subsidiary of Parent's wholly-owned subsidiary, Greate Bay Hotel and Casino, Inc., a New Jersey corporation ("Operating") will offer the holders of the Existing Notes the opportunity to exchange such notes for (i) $100 in cash for each $1,000 principal amount of Existing Notes exchanged;
               (ii) on a dollar for dollar basis, New Notes of Atlantic; and
               (iii) accrued, but unpaid interest on the Existing Notes. Additionally, Atlantic, on behalf of Parent, will solicit consents from the holders of the Existing Notes, whereby the holders of the Existing Notes exchanging such Existing Notes will automatically be deemed to have given their consent to (1) the elimination of certain covenants of the indenture governing the Existing Notes (the "Existing Indenture"), (2) the release of the liens on the collateral securing the Existing Notes and (3) the terms of the indenture governing the New Notes.

          (c) Atlantic will cancel the Existing Notes which the holders elected to transfer to Atlantic in exchange for the New Notes and issue to Operating (i) a pro rata share of 72.5% of the Atlantic Common Stock (the "Existing Note Equity") which shall be proportional to the principal amount of the Existing Notes that are not exchanged; and (ii) either (y) shares of Atlantic Common Stock (the "Holders Equity") or (z) warrants to purchase shares of Atlantic Common Stock at a purchase price of $0.01 per share ("Warrants," and collectively with the Holders Equity, the "Atlantic Securities") representing, in the aggregate, 27.5% of the outstanding Atlantic Common Stock on a fully diluted basis immediately following consummation of the Transaction.

          (d) Through a series of mergers, Parent, Operating and Funding will merge and Parent will be the surviving entity so that (i) the Existing Notes exchanged for New Notes will be cancelled; (ii) Parent is the obligor of the Existing Notes; (iii) Parent owns
               (A) the Holders Equity or (B) the Existing Note Equity and the Warrants and (iv) Atlantic will be a wholly-owned subsidiary of Parent. Parent will distribute to its stockholders Warrants (if less than 100% of the Existing Notes are exchanged for New Notes) or Holders Equity (if all of the Existing Notes are exchanged for New Notes), as the case may be, representing 27.5% of the outstanding Atlantic Common Stock on a fully diluted basis immediately following consummation of the Transaction.

          (e) Upon consummation of the Transaction, Parent will apply to the American Stock Exchange to have the common stock, par value $.01 per share, of Parent removed from listing.

ITEM 2.       SUBJECT COMPANY INFORMATION

          (a) Name and Address. GB Holdings, Inc. is located at c/o Sands Hotel & Casino, Indiana Avenue & Brighton Park, Atlantic City, New Jersey 08401 and its telephone number is (609) 441-4000.

          (b) Securities. The exact title of the subject class of the equity securities (the "Securities") is:

                                                                             AMOUNT OUTSTANDING AS OF
               SUBJECT COMPANY            TITLE OF SECURITY                  NOVEMBER 13, 2003
               ---------------            -----------------                  -----------------
               Parent                     Common stock, par value $0.01      10,000,000
                                            per share


          (c) Trading Market and Price. The information set forth in the Proxy Statement under the caption "COMPARATIVE MARKET PRICE INFORMATION" is incorporated herein by reference.

          (d) Dividends. The information set forth in the Proxy Statement under the caption "COMPARATIVE MARKET PRICE INFORMATION" is incorporated herein by reference.

          (e)  Prior Public Offerings. Not applicable.

          (f)  Prior Stock Purchases. Not applicable.

ITEM 3.   IDENTITY AND BACKGROUND OF THE FILING PERSON

          (a) Name and Address. The filing persons are GB Holdings, Inc. (the subject company) and Atlantic Coast Entertainment Holdings, Inc. Atlantic is a wholly-owned subsidiary of Operating, which is a wholly-owned subsidiary of Parent. The business address and telephone numbers of the filing persons are c/o Sands Hotel & Casino, Indiana Avenue & Brighton Park, Atlantic City, New Jersey 08401 and (609) 441-4000. The name and address of each of the executive officers and directors of Parent and Atlantic (which are identical to each other), which includes Carl C. Icahn (the affiliates of whom control approximately 77% of the outstanding common stock of Parent), are as follows:

               NAME AND ADDRESS(1)               POSITION
               -------------------               --------
               Carl C. Icahn1                    Chairman of the Board

               Martin Hirsch                     Director

               John P. Saldarelli                Director

               Michael L. Ashner                 Director

               Harold First                      Director

               Auguste E. Rimpel, Jr.            Director

               Richard P. Brown                  Chief Executive Officer

               Timothy A. Ebling                 Chief Financial Officer and Principal
                                                   Accounting Officer


              (1) The address of each executive officer and director of Parent and Atlantic is: c/o Sands Hotel & Casino, Indiana Avenue & Brighton Park, Atlantic City, New Jersey 08401.

(b)-(c) Business and Background. The information set forth in the Proxy Statement under the caption "MANAGEMENT OF PARENT AND ATLANTIC" is incorporated herein by reference. All of Parent's and Atlantic's officers and directors are citizens of the United States.

              Atlantic was incorporated in the State of Delaware on October 31, 2003, and is currently a wholly-owned subsidiary of Operating. Following the consummation of the Transaction, Atlantic's sole asset will be 100% of the membership interests in Licensee. As a result of the Transaction, Licensee will own substantially all of the assets currently owned by Operating and Parent except an amount of cash paid to holders of Existing Notes that elect to exchange for New Notes which constitutes The Sands Hotel and Casino located in Atlantic City, New Jersey.

              During the last five years, neither Parent, Atlantic, nor, to their knowledge, Parent's or Atlantic's directors or executive officers, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to any proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating

---------------
1 Affiliates of Mr. Icahn own 58% of the aggregate principal amount of Existing Notes outstanding and 77% of the common stock of Parnet outstanding.

              activities subject to, federal or state securities laws, or a finding of any violations of such laws.

ITEM 4.    TERMS OF THE TRANSACTION

       (a) Material Terms. The information set forth in the Item 1 above and the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE TRANSACTION," "SUMMARY," "THE TRANSACTION," "MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION" and "ANTICIPATED ACCOUNTING TREATMENT" is incorporated herein by reference.

       (c)    Different Terms. None.

       (d)    Appraisal Rights. None.

       (b)    Provisions for Unaffiliated Security Holders. None.

       (c)    Eligibility for Listing or Trading. Not applicable.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

       (a)    Transactions. None.

       (b)-(c)Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the captions "SUMMARY -- Background of the Transaction" and "THE TRANSACTION -- Interests of Certain Directors and Management in the Transaction" is incorporated herein by reference.

       (e) Agreements Involving the Securities. The information set forth in the Proxy Statement under the caption "EXECUTIVE COMPENSATION OF ATLANTIC, PARENT AND ITS SUBSIDIARIES" is incorporated herein by reference.

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

       (b)    Use of Securities Acquired. Not applicable.

       (c) Plans. The information set forth in the Proxy Statement under the captions "SUMMARY -- Background of the Transaction" and "THE TRANSACTION -- Background of the Transaction" is incorporated herein by reference.

ITEM 7.   PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

       (a) Purposes. The information set forth in the Proxy Statement under the captions "SUMMARY -- Background of the Transaction," "THE TRANSACTION -- Background of the Transaction," "THE TRANSACTION -- Potential Benefits Associated with the Transaction," "THE TRANSACTION -- Recommendation of the Special Committee" is incorporated herein by reference.

       (b) Alternatives. The information set forth in the Proxy Statement under the caption "SUMMARY -- Background of the Transaction" is incorporated herein by reference.

       (c) Reasons. The information set forth in the Proxy Statement under the captions "SUMMARY -- Reasons for the Transaction," "THE TRANSACTION --

              Recommendations of the Board of Directors," "THE TRANSACTION -- Potential Benefits Associated with the Transaction," "THE TRANSACTION -- Recommendation of the Special Committee" and "THE TRANSACTION - Opinion of Libra Securities" is incorporated herein by reference.

       (d) Effects. The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE TRANSACTION", "SUMMARY -- Background of the Transaction," "THE TRANSACTION -- Recommendations of the Board of Directors," "THE TRANSACTION -- Potential Benefits Associated with the Transaction," "THE TRANSACTION -- Recommendation of the Special Committee," "MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION" and "ANTICIPATED ACCOUNTING TREATMENT" is incorporated herein by reference.

ITEM 8.    FAIRNESS OF THE TRANSACTION

       (a)-(b)Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE TRANSACTION," "SUMMARY -- Background of the Transaction," "THE TRANSACTION -- Background of the Transaction," "THE TRANSACTION -- Potential Benefits Associated with the Transaction," "THE TRANSACTION -- Recommendation of the Special Committee" and "THE TRANSACTION -- Opinion of Libra Securities" is incorporated herein by reference.

       (c) Approval of the Security Holders. The information set forth in the Proxy Statement under the caption "THE TRANSACTION -- Conditions to the Completion of the Transaction" is incorporated herein by reference. Additional approval of the delisting of the Parent Common Stock is not required as the stockholders of Parent Common Stock will be approving the delisting as part of their approval of the Transaction

       (d) Unaffiliated Representative. The information set forth in the Proxy Statement under the caption "THE TRANSACTION -- Background of the Transaction" is incorporated herein by reference. Additional approval of the unaffiliated representatives is not required as they approved the delisting of the Parent Common Stock as part of their approval of the Transaction and recommended that the board of directors of Parent approve the delisting of the Parent Common Stock as part of the Transaction.

       (e) Approval of Directors. The information set forth in the Proxy Statement under the captions "THE TRANSACTION -- Recommendations of the Board of Directors" and "THE TRANSACTION -- Recommendations of the Special Committee" is incorporated herein by reference.

       (f)    Other Offers. None.

ITEM 9.    REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

       (a)-(c)Report, Opinion or Appraisal; Preparer and Summary of the
              Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the captions "THE TRANSACTION -- Background of the Transaction," "THE TRANSACTION -- Recommendations of the Special Committee" and "THE TRANSACTION -- Opinion of Libra Securities" is incorporated herein by reference. The fairness opinion will be made available to the stockholders of Parent (or any representative who has been so designated in writing) for inspection and copying at GB

              Holdings, Inc., c/o Sands Hotel & Casino, Indiana Avenue & Brighton Avenue, Atlantic City, New Jersey 08401, during regular business hours. The written materials presented by Libra Securities LLC to the Board of Directors of Parent are set forth as Exhibit (c)(2) hereto and are incorporated herein by reference.

ITEM 10.   SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

       (a) Source of Funds. The Transaction will be funded with working capital from Parent. The total amount of working capital of Parent to be used in connection with the Transaction is $648,000.

       (b)    Conditions. None.

       (c) Expenses. Parent will pay all of the expenses and fees relating to the Transaction, which expenses and fees are as follows:

              EXPENSE/FEE                  ESTIMATED AMOUNT
              -----------                  ----------------
              Solicitation Agent                5,000

              Exchange Agent                    5,000

              Information Agent                 5,000

              Legal Fees                      250,000

              Accounting Fees                 100,000

              Financial Advisor               200,000

              Registration Fees                13,000

              Printing                         65,000

              Mailing                           5,000
                                           ----------------
                       TOTAL:                 648,000

       (d)    Borrowed Funds. Not applicable.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

       (a) Securities Ownership. The information set forth in the Proxy Statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF ATLANTIC AND PARENT" is incorporated herein by reference.

       (b)    Securities Transactions. None.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION

       (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the caption "THE TRANSACTION -- Interests of the Directors and Management of Parent in the Transaction" is incorporated herein by reference.

       (e) Recommendation of Others. The information set forth in the Proxy Statement under the captions "THE TRANSACTION -- Recommendation of the Board of Directors of Parent" and "THE TRANSACTION -- Recommendation of the Special Committee" is incorporated herein by reference.

ITEM 13.  FINANCIAL INFORMATION

       (a) Financial Information. The information contained in the Proxy Statement under the captions "SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF PARENT" is incorporated herein by reference. Parent's audited financial statements as of and for the years ending December 31, 2001 and 2002 contained in its Annual Report on Form 10-K are incorporated herein by reference. Parent's unaudited statements as of and for the six-month period ending June 30, 2003 contained in its Quarterly Report on Form 10-Q are incorporated herein by reference.

              These financial statements can be inspected at The American Stock Exchange, 86 Trinity Place, New York, NY 10006, 212-306-1000. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at l-800-SEC-0330. The SEC maintains a Web site that contains reports, proxy statements and other information regarding Parent and, after completion of the Transaction, Atlantic. The address of the SEC's Web site is http://www.sec.gov.

       (b) Pro Forma Information. The information contained in the Proxy Statement under the caption "COMPARATIVE UNAUDITED HISTORICAL AND PRO FORMA PER SHARE DATA" is incorporated herein by reference

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

       (a)-(b)Solicitations or Recommendations; Employees and Corporate
              Assets. The information set forth in the Proxy Statement under the captions "THE TRANSACTION -- Background of the Transaction," "THE TRANSACTION -- Recommendations of the Special Committee" and "THE TRANSACTION -- Opinion of Libra Securities" is incorporated herein by reference.

ITEM 15.  ADDITIONAL INFORMATION

         The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16.      EXHIBITS

(a) Preliminary Proxy Statement and Registration Statement of Atlantic Coast Entertainment Holdings, Inc. on Form S-4, filed with the SEC on November 13, 2003 ("S-4"), is incorporated herein by reference.

(b)    Not applicable.

(c)(1) Opinion of Libra Securities, dated July 14, 2003 (incorporated herein by reference to Annex H to the S-4).

(c)(2) Materials presented by Libra Securities to the Board of Directors of Parent on July 14, 2003.

(d)    Not applicable.

(f)    Not applicable.

(g)    Not applicable.

                                   SIGNATURES

         After due inquiry and to the best of their knowledge and belief, each of the undersigned does certify that the information set forth in this statement is true, complete and correct.



                                     GB HOLDINGS, INC.


                                     By:____________________________________
                                          Name:
                                          Title:

                                     ATLANTIC COAST ENTERTAINMENT HOLDINGS, INC.


                                     By:____________________________________
                                          Name:
                                          Title:



Dated: __________________________


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